SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A  (“Company” or “Eletrobras”) hereby informs its shareholders and the market in general that on April 20, 2018, the Eletrobras Management, People and Eligibility Committee unanimously and exclusively from the point of view of the legal requirements for investiture, opined by the election of Mr. Charles Rene Lebarbenchon and Mr. Andre Eduardo Dantas, both to alternate members of the Company's Fiscal Council. The integral free translation of Minutes of Meeting of the abovementioned Committee is as follows.

Rio de Janeiro, May 2 2018.

Armando Casado de Araujo

CFO and Investor Relations Officer

MARKET ANNOUNCEMENT

Free Translation

ACKNOWLEDGEMENT

I hereby certify, for the due purposes, that on April 20, 2018 Eletrobras' Management, People and Elegibility Committee held its 12th meeting, and members of the Board of Directors were: Vicente Falconi Campos (coordinator) and Carlos Eduardo Rodrigues Pereira. The members of the Management Committee, People and Eligibility, in the use of their legal attributions, and with support in articles 14 and 64, paragraph 1, of Decree 8,945/16, and Circular Letter 842/16-MP, based on the documents submitted, having unanimously and exclusively considered the legal requirements for investiture, for the eligibility of the following candidates nominated by Eletrobras shareholders: 1) Charles Rene Lebarbenchon as alternate of the Fiscal Council of Eletrobras; 2) Andre Eduardo Dantas as alternate of the Fiscal Council of Eletrobras. The Committee further recommended that the General Meeting be informed that Mr. Andre Eduardo Dantas was a fiscal council member at AES Tiete, a potential competitor of Eletrobras, on the occasion of this Committee meeting. In this sense, the Committee deems applicable the provisions of article 147, paragraph 3, II c/c art 162, paragraph 2, of Law 6,404/76, which would require dismissal by the general meeting, more specifically the minority class of shareholders, for if it is a separate election. This certificate is signed by me, Bruno Klapper Lopes, Secretary of Governance of the Board of Directors of Eletrobras

Rio de Janeiro, April 27 2018

BRUNO KLAPPER LOPES

Secretary of Governance

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.